SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 29, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Press Release dated May 29, 2008

Corporate Express NV

For more information:

Media Relations
+31 (0)20 651 10 34
PRESS RELEASE
Investor Relations
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS CONFIRMS EGM ON 18 JUNE 2008

Amsterdam, 29 May 2008 – Corporate Express NV announces that an Extraordinary General Meeting of Shareholders (EGM) to request shareholders’ approval for its intended merger with Lyreco SAS will be held on Wednesday 18 June 2008. This merger will create the leading global B2B office products supplier.

In the same meeting, the unsolicited public offer of Staples, Inc to acquire Corporate Express will be discussed. As stated before, Corporate Express is of the opinion that Staples’ offer price of € 8 per ordinary share significantly undervalues the company and fails to reflect the company’s potential and prospects.

The official convocation for the meeting, together with the agenda and related documents, will be published no later than 3 June. These documents will include the shareholders’ circular with information about the merger with Lyreco.

The record date for the EGM is 29 May, 17:00 hrs, as published in today’s Official Price List.

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Note to the editor

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning North America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion. On 1 October 2007, the new management of Corporate Express announced the outcome of a strategic review designed to fully unlock the potential of the Group and its valuable international market positions, create growth and improve shareholder value. While the Company is aware of current economic conditions, it is confident that it is on track towards achieving its targets of an average annual organic sales growth of at least 6% for its Global Office Products business for the period 2008-2010.  The Company expects to generate EBITDA margins of at least 7% from Global Office Products, including overhead costs.

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com

Press / general inquiries: Sanne Stadler	Telephone: +31 (0)20 651 10 19
financial.communications@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2008. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

	By:	/s/ P. Ventress
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: May 29, 2008